February 7, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Virginia Mines Inc.
Form 40-F for the Fiscal Year Ended February 28, 2006
Filed May 30, 2006
File No. 0-29880

Ladies and Gentlemen:

Reference is made to the letter dated January 30, 2007 from April Sifford containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-captioned filing by Virginia Mines Inc. (the “Company”). Pursuant to the telephone message received today by the Company’s U.S. counsel, Ms. Susan Shapiro, from Mr. Bob Carroll of the Staff, the Company hereby requests that it be allowed additional time in which to file its response to the foregoing letter. The Company anticipates that it will be able to file its response with the Commission on or before February 20, 2007.

If you have any questions, please do not hesitate to call the undersigned at (418) 694-9832.

Very truly yours,

VIRGINIA MINES INC.

By: /s/ Gaetan Mercier
Gaetan Mercier
Chief Financial Officer

cc: Mr. Bob Carroll
Ms. Shannon Buskirk
Mr. Ken Schuler

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